Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 28, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Dice Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-165483)

Ladies and Gentlemen:

On behalf of Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-3 of the Company (the “Amendment No. 1”), together with Exhibits, marked to indicate changes from the Registration Statement on Form S-3 of the Company (File No. 333-165483) filed on March 15, 2010 (the “Registration Statement”). Amendment No.1 reflects the responses of the Company to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Katherine Wray, dated April 9, 2010 (the “Comment Letter”), relating to the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We note that you are registering for resale more than 70% of the outstanding shares of the company’s common stock, and that the selling stockholders are your principal stockholders (the General Atlantic stockholders and the Quadrangle stockholders) and certain of your directors and officers. Given the amount of shares being offered and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide

Dice Holdings, Inc.

us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response to Comment 1

We believe that the offering by the selling stockholders should be properly regarded as a secondary offering, and that the selling stockholders are not, nor should they be deemed to be, statutory underwriters selling on behalf of the Company in respect of such offering.

To reach this conclusion, we considered the following factors: (i) the length of time that each of the selling stockholders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship between the selling stockholders and the Company, (iv) none of the selling stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances it does not appear that any of the selling stockholders should be deemed to be acting as a conduit for the Company. See Securities Act Rules Compliance and Disclosure Interpretation 612.09.

The Company was formed by the General Atlantic Stockholders and the Quadrangle Stockholders on June 28, 2005 for the purpose of acquiring all of the outstanding capital stock of Dice Inc. (the Company’s predecessor) on August 31, 2005. In connection with the Company’s formation in June 2005 and the acquisition by the Company of Dice in August 2005, the General Atlantic Stockholders and the Quadrangle Stockholders acquired shares of the Company’s common stock and Series A preferred stock. The shares of Series A preferred stock were subsequently converted into common stock at the time of the Company’s initial public offering in July 2007. As a result, the holding period with respect to 20,739,440 shares of common stock held by the General Atlantic Stockholders and 20,782,185 shares of common stock held by the Quadrangle Stockholders being registered is nearly five years.

The remaining shares being registered on behalf of the General Atlantic Stockholders and the Quadrangle Stockholders were acquired in privately negotiated transactions, in the open market or in other transactions in February and March 2008. As a result, the holding period with respect to the additional 1,860,870 shares of common stock held by the General Atlantic Stockholders and 1,860,870 shares of common stock held by the Quadrangle Stockholders being registered is over two years.

In connection with the acquisition by the Company of Dice in August 2005, Thomas M. Silver acquired shares of the Company’s Series A preferred stock. John P.R. Benson and David S. Gordon received shares of the Company’s Series A preferred stock as consideration for the Company’s acquisition of eFinancialGroup on October 31, 2006. The shares of Series A preferred stock held by Messrs. Benson, Gordon and Silver were also converted into common stock at the time of the Company’s

Dice Holdings, Inc.

initial public offering in July 2007. As a result, the holding period with respect to 10,533 shares of common stock held by Mr. Silver being registered is nearly five years, and the holding period with respect to 642,634 shares of common stock held by Mr. Benson and 270,855 shares of common stock held by Mr. Gordon being registered is nearly three and a half years.

None of the selling stockholders are in the business of underwriting securities and each of the selling stockholders purchased or acquired its interest in the Company for investment purposes and not with a view to distribution. General Atlantic LLC is a global growth equity firm with approximately $15 billion in invested capital, and Quadrangle Group LLC is a global private investment firm with more than $3 billion in assets under management. Both General Atlantic and Quadrangle are in the business of investing in other businesses for investment purposes and both work closely with their respective portfolio companies to help manage and build businesses. The General Atlantic Stockholders and the Quadrangle Stockholders are each long-term investors in the Company and each of them has representatives on the board of directors of the Company. Messrs. Silver and Benson are executive officers of the Company, and Mr. Gordon is a member of the board of directors and a management consultant.

Although the selling stockholders are affiliates of the Company and are collectively registering a large percentage of shares of common stock1, we do not believe that this alone should result in the conclusion that the purported secondary offering by the selling stockholders is really a primary offering by the Company and that the selling stockholders are actually underwriters selling under the Registration Statement on behalf of the Company. Other than in connection with the Company’s initial public offering, none of the General Atlantic Stockholders, the Quadrangle Stockholders or Mr. Silver have sold any shares of the Company. Messrs. Benson and Gordon have not, at any time, sold any shares of the Company. Each selling stockholder has borne the full risk of loss of its ownership interest in the Company since such interests were acquired. Finally, we note that the Registration Statement is a “shelf” registration statement under Rule 415 of the Securities Act of 1933, as amended, that would permit sales in multiple offerings over a three-year period by both the Company and the selling stockholders. Pursuant to the Institutional Shareholder Agreement, the General Atlantic Stockholders and the Quadrangle Stockholders are entitled to unlimited S-3 registration rights. As a matter of convenience for the Company and to save the Company additional costs, the General Atlantic Stockholders and the Quadrangle Stockholders elected to include all of the shares owned by the them on one registration statement rather than requiring the Company to file multiple registration statements over the three-year period.

[1]

It should be noted that if Messrs. Benson, Gordon and Silver each sold the maximum number of their shares being registered under the Registration Statement, such shares would only amount to approximately 1.5% of the Company’s outstanding shares of common stock.

Dice Holdings, Inc.

Based on the above analysis, under all the circumstances, we do not believe that any of the selling stockholders are acting as a conduit for the Company, and we do not believe that any of the selling stockholders are, nor should they be deemed to be, a statutory underwriter in respect of an offering under the Registration Statement. As a result, we believe that the proposed offering by the selling stockholders is properly regarded as a secondary offering. This conclusion is consistent with the Securities and Exchange Commission’s published guidance on this question, including Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Selling Stockholders, page 6

2.	Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that the selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If you are unable to make these representations with respect to a stockholder that is a broker-dealer affiliate, you must state in the prospectus that the selling stockholder is an underwriter.

Response to Comment 2

Each of the Quadrangle Stockholders has advised the Company that it is not a broker-dealer or an affiliate of a broker-dealer. Each of the General Atlantic Stockholders has advised the Company that it is not a broker-dealer, but that investment entities affiliated with General Atlantic LLC have a minority ownership position in two entities that have broker-dealer subsidiaries. The Registration Statement has been revised in response to the Staff’s comment to include disclosure about General Atlantic’s affiliation with the broker-dealer subsidiaries and to disclose that each of the General Atlantic Stockholders has acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. See pages 6-7 of Amendment No. 1.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Krista A. McDonough at (212) 373-3586.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy, Esq.

cc:	Brian P. Campbell, Esq.

Dice Holdings, Inc.